$500 + investment
VIP Pass for exclusive "behind the scenes" access to Nap Bar build-out

$1,000+ investment
Above perk + Restorative Sleep eBook + Silver Passport Perks: Complimentary nap or VR experience (up to 60 minutes) per year, 10% discount on every visit (including merchandise)


SNOOZE
MEMBERSHIP
NB
NAP BAR
SILVER PASSPORT
REST. RECHARGE. REJUVENATE.


SILVER
PASSPORT
REST . RECHARGE . REJUVENATE.
ISSUE DATE
NOV 11 2023
NAP BAR
HOUSTON LOCATION
SNOOZE MEMBERSHIP

$2,500+ investment
All the above + 12% discount on every visit (including merchandise)

$5,000+ investment
All the above + Gold Passport Perks: (2) VIP tickets to attend the ribbon cutting ceremony, 15% discount on every visit (including merchandise)


SNOOZE
MEMBERSHIP
NB
NAP BAR
GOLD PASSPORT
REST. RECHARGE. REJUVENATE.


GOLD
PASSPORT
REST . RECHARGE . REJUVENATE.
ISSUE DATE
NOV 11 2023
NAP BAR
HOUSTON LOCATION
SNOOZE MEMBERSHIP

$10,000+ investment:
All the above + (1) lifetime membership at IAH (1 nap per day in perpetuity; 60 minutes max), one premium merchandise gift per year, 20% discount on every visit (including merchandise)

$25,000+ investment:
All the above + Platinum Passport Perks: featured in VR experience credits, 25% discount on every visit (including merchandise)


SNOOZE
MEMBERSHIP
NB
NAP BAR
PLATINUM PASSPORT
11.11.2023
PLATINUM PASSPORT
REST. RECHARGE. REJUVENATE.


PLATINUM
PASSPORT
REST . RECHARGE . REJUVENATE.
ISSUE DATE
NOV
11
2023
NAP BAR
HOUSTON LOCATION
SNOOZE MEMBERSHIP

$50,000+ investment:
All the above + private tour by Khaliah (founder) of Nap Bar with you and 4 friends!!! (Travel expenses not paid for, time to be mutually agreed), 30% discount on every visit (including merchandise)

$100,000+ investment:
All the above + Black Passport Perks: 5 Year Naming Rights to (1) Custom Suite - in order of investment + Name a Candle (name to be approved) + 45-minute wellness keynote (in-person or via Zoom) or dinner on us hosted by Khaliah (founder) + (1) lifetime membership at IAH and future locations (1 nap per day in perpetuity; 60 minutes max), one premium merchandise gift per year, 35% discount on every visit (including merchandise).


SNOOZE
MEMBERSHIP
NB
NAP BAR
BLACK PASSPORT
11.11.2023
BLACK PASSPORT
REST. RECHARGE. REJUVENATE.


BLACK
PASSPORT
REST . RECHARGE . REJUVENATE.
ISSUE DATE
NOV
11
2023
NAP BAR
HOUSTON LOCATION
SNOOZE MEMBERSHIP